[redacted]

14040123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercantil Commercebank Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Alhambra Circle, Penthouse Floor
(No. and Street)

Coral Gables	Florida	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1441 Brickell Avenue, Suite 1100	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raphael E Vina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M DUARTE
Notary Public - State of Florida
My Comm. Expires Feb 5, 2018
Commission # FF 61423

Signature

Financial & Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053612 FINRA DEC
MERCANTIL COMMERCEBANK INVESTMENT SERVICES 14*14
220 ALHAMBRA CIRCLE PH FLOOR
CORAL GABLES FL 33134

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RAPHAEL E VINA (305)629-5879

2. A. General Assessment (item 2e from page 2) — $ 27,885

B. Less payment made with SIPC-6 filed (**exclude interest**) — (14,427)

July 16, 2013
Date Paid

C. Less prior overpayment applied — (0)

D. Assessment balance due or (overpayment) — 13,458

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum — 0

F. Total assessment balance and interest due (or overpayment carried forward) — $ 13,458

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ 13,458

H. Overpayment carried forward — $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MERCANTIL COMMERCEBANK INVESTMENT SERVICES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14 day of FEBRUARY, 2014.

FINANCIAL & OPERATIONS PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JANUARY 1, 2013 and ending DECEMBER 31, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,020,955
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	24,434
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	24,434
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,430,802
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	363,675
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1,275
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): NONE (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 95,719	
Enter the greater of line (i) or (ii)	95,719
Total deductions	3,891,471
2d. SIPC Net Operating Revenues	$ 11,153,918
2e. General Assessment @ .0025	$ 27,885

(to page 1, line 2.A.)

Mercantil Commercebank Investment Services, Inc.

(A wholly owned subsidiary of Mercantil Commercebank, N.A.)

Financial Statements and Supplementary Information

December 31, 2013 and 2012

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Index
December 31, 2013 and 2012

pwc

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholder of
Mercantil Commercebank Investment Services, Inc.

We have audited the accompanying financial statements of Mercantil Commercebank Investment Services, Inc. (the "Company") (a wholly owned subsidiary of Mercantil Commercebank, N.A.), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, of changes in stockholder's equity and of cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Certified Public Accountants' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercantil Commercebank Investment Services, Inc. at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

pwc

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP
Miami, Florida
February 26, 2014

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Financial Condition
December 31, 2013 and 2012

	2013	2012
Assets		
Cash and cash equivalents	$ 7,010,033	$ 5,724,143
Deposit with clearing broker	100,000	100,000
Securities owned, at fair value	-	9,546,387
Receivable from clearing broker	1,929,670	1,518,894
Receivable from affiliates	258,206	168,077
Other assets	160,171	256,161
Total assets	$ 9,458,080	$ 17,313,662
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$ 1,189,900	$ 971,050
Commitments and contingencies (Note 5)		
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid in capital	3,018,932	3,018,932
Accumulated earnings	5,249,247	13,323,679
	8,268,180	16,342,612
Total liabilities and stockholder's equity	$ 9,458,080	$ 17,313,662

The accompanying notes are an integral part of these financial statements.

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Operations
Years Ended December 31, 2013 and 2012

	2013	2012
Revenues		
Commissions	$ 10,756,619	$ 8,986,699
Fees	4,232,685	3,007,524
Interest earned on securities	57,250	189,549
Net (loss) gain on sale of securities	(24,434)	167,576
Interest earned on deposits with banks	2,399	244
Total revenues	15,024,519	12,351,592
Expenses		
Employee compensation and benefits	4,730,081	3,531,418
Fees and services	2,560,854	2,507,942
Occupancy	166,740	170,473
Other expenses	370,799	385,175
Total expenses	7,828,474	6,595,008
Net income before income taxes	7,196,045	5,756,584
Income tax expense	(2,770,477)	(2,216,285)
Net income	$ 4,425,568	$ 3,540,299

The accompanying notes are an integral part of these financial statements.

Mercantil Commercebank Investment Services, Inc.

(A wholly owned subsidiary of Mercantil Commercebank, N.A.)

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2013 and 2012

	Common Stock		Additional Paid in Capital	Accumulated Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at December 31, 2011	100	$ 1	$ 3,018,932	$ 9,783,380	$ 12,802,313
Net income	-	-	-	3,540,299	3,540,299
Balances at December 31, 2012	100	1	3,018,932	13,323,679	16,342,612
Net income	-	-	-	4,425,568	4,425,568
Dividends paid	-	-	-	(12,500,000)	(12,500,000)
Balances at December 31, 2013	100	$ 1	$ 3,018,932	$ 5,249,247	$ 8,268,180

The accompanying notes are an integral part of these financial statements.

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Cash Flows
Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities		
Net income	$ 4,425,568	$ 3,540,299
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	13,179	19,580
Deferred tax expense (benefit)	22,547	(66,203)
Change in operating assets and liabilities		
Securities owned, at fair value	9,546,387	(682,218)
Receivable from clearing broker	(410,776)	(136,061)
Receivable from affiliates	(90,129)	101,831
Other assets	82,811	(87,874)
Accrued expenses and other liabilities	196,303	154,019
Net cash provided by operating activities	13,785,890	2,843,373
Cash flows used in financing activities		
Dividends paid	(12,500,000)	-
	(12,500,000)	-
Net increase in cash and cash equivalents	1,285,890	2,843,373
Cash and cash equivalents		
Beginning of year	5,724,143	2,880,770
End of year	$ 7,010,033	$ 5,724,143
Supplemental disclosures of cash flow information		
Income taxes paid	$ 2,847,989	$ 2,163,678

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Mercantil Commercebank Investment Services, Inc. (the "Company"), organized in July 2001 and operating since May 2002, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is in the City of Coral Gables, Florida. The Company is a wholly owned subsidiary of Mercantil Commercebank, N.A. (the "Bank"), which is beneficially-owned by Mercantil Commercebank Holding Corporation (the "Holding Company"). The Holding Company is a wholly owned subsidiary in the United States of America of Mercantil Servicios Financieros, C.A. ("MSF"). MSF is a corporation domiciled in the Bolivarian Republic of Venezuela.

The Company provides introductory brokerage and investment services primarily for customers of the Bank. The Company also provides its customers with transaction services. All security transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

The effects of significant subsequent events, if any, have been adequately recognized or disclosed in these financial statements. Subsequent events have been evaluated through February 26, 2014, the date when these financial statements have been approved for issuance.

The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform with accounting principles generally accepted in the United States of America and general practice within the securities industry ("U.S. GAAP").

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include the determination of the fair value of securities owned. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Commissions

Commissions earned are related to the dollar amount of trading volume of customers' transactions. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fees

Fees are derived from portfolio management and investment advisory services. Portfolio management service fees are recorded as earned based on a percentage of the average assets managed during the period. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contracts.

Cash and Cash Equivalents

The Company classifies as cash equivalents highly liquid instruments purchased with original maturities of three months or less and includes cash and cash due from banks.

Securities Owned, at Fair Value

Proprietary securities transactions in regular-way trades are recorded at their fair value on the trade date, as if they had settled. Profit and loss arising from all securities transactions, for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fair Value Measurement

Financial instruments are classified based on a three-level valuation hierarchy required by U.S. GAAP. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 Inputs to the valuation methodology are quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities may include debt and equity securities that are traded in an active exchange market, as well as certain U.S. securities that are highly liquid and are actively traded in over the counter.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange trade instruments which value is determined by using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally may include U.S. Government and agency mortgage backed debt securities and corporate debt securities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Stock Option Plan

The Company participates in a stock option plan for certain key officers, to acquire shares of MSF. The Company determines the fair value of options granted and amortizes that expense over the vesting period with a credit to Additional Paid-in-Capital. The market value is determined at the option grant date using the Black-Scholes-Merton method.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the resulting net deferred tax asset is determined based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized. Income tax expense is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

The results of operations of the Company are included in the consolidated income tax return of the Holding Company and its subsidiaries as members of the same consolidated tax group. Under the intercompany income tax allocation policy, the Company and the entities included in the consolidated tax group are allocated current and deferred taxes as if they were separate taxpayers. As a result, the Company and the entities included in the consolidated group, pay their allocation of income taxes to the Holding Company, or receive payments from the Holding Company to the extent that tax benefits are realized.

2. Cash Segregated Under Federal Regulations

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. The Company is exempt from the maintenance of such reserve accounts.

3. Securities Owned, at Fair Value

Securities owned, at fair value, comprise Corporate Bonds, Foreign Sovereign Debt and debt securities issued or guaranteed by the U.S Government. At December 31, 2012, the fair value of these securities amounted to $9,546,387. There were no securities owned, at fair value, at December 31, 2013.

4. Related Party Transactions

Included in the statements of financial condition are amounts with related parties as follows:

	2013	2012
Assets		
Cash and cash equivalents	$ 4,796,496	$ 193,302
Receivable from affiliates	258,206	168,077
Total due from related parties	$ 5,054,702	$ 361,379

The Company maintains some of its cash deposited with the Bank for amounts that, at times, may be in excess of federally-insured limits mandated by the Federal Deposit Insurance Corporation.

In 2013, securities owned, at fair value, were sold at their carrying value, which represented fair value, to the Bank.

Included in the statements of operations are amounts with related parties as follows:

	2013	2012
Revenues		
Fees	$ -	$ 13,132
Expenses		
Occupancy	166,740	170,473
Fees and services -		
Compliance	668,652	631,368
Wealth management	574,764	491,028
Other expenses	255	418
	1,410,411	1,293,287
Net expenses to related parties	$ (1,410,411)	$ (1,280,155)

During 2013 and 2012, the Company received accounting and certain administrative services performed by the Bank at no charge.

5. Commitments and Contingencies

The Company occupies office premises under a noncancelable operating lease agreement with the Bank that expires in December 2022. Rent expense for the years ended December 31, 2013 and 2012 amounted to $166,740 and $170,473, respectively. Future minimum lease payments under this agreement as of December 31, 2013 are as follows:

Year Ending	Amount
2014	$ 160,087
2015	162,155
2016	164,223
2017	166,290
2018	168,358
Thereafter	694,111
	$ 1,515,224

In the normal course of business, the Company enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counter-parties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in credit risk. To mitigate this risk, the Company has established credit review policies to monitor its transactions with these broker-dealers and customers. In addition, the Company monitors the market value of collateral held and securities receivable from others. It is the policy of the Company to request and obtain additional collateral when an exposure to a significant loss exists.

The Company may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market to correct a failed settlement. These correction transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

6. Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statements of financial condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company's financial instruments at December 31, 2013 and 2012 consisted of cash and cash equivalents, securities owned, deposits with clearing broker, and receivables from and payables to third parties and affiliates.

7. Fair Value Measurement

Assets measured at fair value on a recurring basis are summarized below:

	December 31, 2012			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Third-Party Models With Observable Market Inputs (Level 2)	Internal Models With Unobservable Market Inputs (Level 3)	Total Carrying Value in the Statement of Financial Condition
Assets				
Securities owned				
Corporate debt securities	$ -	$ 4,328,174	$ -	$ 4,328,174
Foreign sovereign debt	-	286,250	-	286,250
U.S. Government sponsored enterprise debt securities	-	2,245,654	-	2,245,654
U.S. Government agency debt securities	-	2,686,309	-	2,686,309
	$ -	$ 9,546,387	$ -	$ 9,546,387

Level 2 Valuation Techniques

The valuation of securities owned is performed through a monthly pricing process using data provided by third parties considered leading global providers of independent data pricing services ("the Pricing Providers"). These pricing providers collect, use and incorporate descriptive market data from various sources, quotes and indicators from leading broker dealers to generate independent and objective valuations.

The valuation techniques and the inputs used in our financial statements to measure the fair value of our recurring Level 2 financial instruments consider, among other factors, the following:

- Similar securities actively traded which are selected from recent market transactions.
- Observable market data which includes spreads in relationship to LIBOR, swap curve, and prepayment speed rates, as applicable.

- The captured spread and prepayment speed is used to obtain the fair value for each related security.

The methods described above may produce a fair value calculation that may differ from the net realizable value or may not reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of its financial instruments could result in different estimates of fair value at the reporting date.

On a quarterly basis, the Company evaluates the reasonableness of the monthly pricing process described for the valuation of our financial instruments. This evaluation includes the challenging of a random sample selection of the different types of securities in our investment portfolio as of the end of the quarter selected. This challenge consists on obtaining from the Pricing Providers a document explaining the methodology applied to obtain their fair value assessments for each type of investment included in the sample selection. The Company then analyzes in detail the various inputs used in the fair value calculation, both observable and unobservable (e.g., prepayment speeds, yield curve benchmarks, spreads, delinquency rates). Management considers that the consistent application of this methodology allows the Company to understand and evaluate the categorization of the investment portfolio.

There were no assets or liabilities measured at fair value on a nonrecurring basis in the Company's financial statements.

8. Employee Benefit Plan

The Mercantil Commercebank Holding U.S.A. Retirement Plan (the "Plan") is a 401(k) benefit plan covering substantially all employees of the Company.

Contributions by the Company to the Plan are based upon a fixed percentage of participants' salaries as defined by the Plan. In addition, employees with at least three months of service and who have reached the age of 21 may contribute a percentage of their salaries to the Plan as elected by each participant. The Company matches 100% of each participant's contribution up to a maximum of 5% of their annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second through completion of the sixth year of employment.

During 2013 and 2012, the Company contributed $89,559 and $72,506, respectively, to the 401(k) benefit plan in matching contributions.

The Company offers a stock option plan to eligible officers approved by the Board in order to acquire shares of MSF. These shares are allotted over three-year periods and awarded annually. No compensation expense was recorded for this plan during 2013 and 2012.

9. Income Taxes

The Components of the income tax expense for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Current provision		
Federal	$ 2,355,408	$ 1,960,726
State	392,522	321,762
Deferred tax expense	22,547	(66,203)
	$ 2,770,477	$ 2,216,285

The composition of the net deferred tax asset is as follows:

	2013	2012
Tax effect of temporary differences		
Deferred compensation expense	$ 88,081	$ 93,066
Other	(3,823)	13,739
	$ 84,258	$ 106,805

The Company evaluates the deferred tax asset for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance and projections of future taxable income. This evaluation involves significant judgment by management about assumptions that are subject to change from period to period. Management believes that the weight of all the positive evidence currently available exceeds the negative evidence in support of the realization of the future tax benefits associated with the federal net deferred tax asset. As a result, management has concluded that the federal net deferred tax asset in its entirety will more likely than not be realized. Therefore, a valuation allowance is not considered necessary. If future results differ significantly from the Company' current projections, a valuation allowance against the net deferred tax asset may be required.

At December 31, 2013, the Company had no unrecognized tax benefits or associated interest or penalties that needed to be accrued for.

10. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such rule. At December 31, 2013 and 2012, the Company had net capital of $1,781,446 and $13,784,749, respectively, which was $1,681,446 and $13,684,749, respectively, in excess of its required net capital of $100,000. At December 31, 2013 and 2012, the Company's percentage of aggregate indebtedness to net capital was 66.79% and 7.04%, respectively.

Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Schedule I - Computation of Net Capital Under Rule 15c3-1 and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

Computation of net capital	
Total stockholder's equity	$ 8,268,180
Deductions and/or charges	
Nonallowable assets	
Cash in Parent Company	4,118,686
Receivable from clearing broker	1,929,670
Receivable from affiliates	258,206
Other assets	160,171
	6,466,733
Haircuts on other securities	20,001
Total deductions and/or charges	6,486,734
Net capital	1,781,446
Computation of basic net capital requirement	
Minimum net capital required	100,000
Excess of net capital	$ 1,681,446
Computation of aggregate indebtedness	
Items included in statement of financial condition	
Accrued expenses and other liabilities	$ 1,189,900
Total aggregate indebtedness	$ 1,189,900
Ratio of aggregate indebtedness to net capital	66.79%

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2013 unaudited FOCUS Report filing dated January 7, 2014.

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

Other Information

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Stockholder and Board of Directors of
Mercantil Commercebank Investment Services, Inc.

In planning and performing our audit of the financial statements of Mercantil Commercebank Investment Services, Inc. (a wholly owned subsidiary of Mercantil Commercebank, N.A.) (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, 1441 Brickell Avenue, Suite 1100, Miami, FL 33131
T: (305) 375 7400, F: (305) 375 6221, www.pwc.com/us

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A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Miami, Florida
February 26, 2014

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Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors of
Mercantil Commercebank Investment Services, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Mercantil Commercebank Investment Services, Inc. (the "Company") for the year ended December 31, 2013, which were agreed to by the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment of $14,427 (item 2B) compared to wire transfer detail "Outgoing FED Message" from July 16, 2013 obtained from the VP, Financial and Operations Principal, and payment of $14,458 (item 2F) compared to wire transfer detail "Outgoing FED Message" from February 18, 2014 obtained from the VP, Financial and Operations Principal. No differences noted.

2. Compared the Total Revenue amount reported on page 5 of the audited Form X-17A-5 (total of the revenue on X-17A-5 for quarters ended March 31, 2013, June 30, 2013, September 30, 2013 and December 31, 2013) to the Total revenue amount of $15,020,955 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013. No differences noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 1, revenues from the distribution of shares of a registered open end investment company or unit investment trust, of $3,430,802 to "SIPC 6 & SIPC 7 2013 WKPRS" provided by the VP, Financial and Operations Principal. No differences noted.

    b. Compared deductions on line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $363,675 to "SIPC 6 & SIPC 7 2013 WKPRS" provided by the VP, Financial and Operations Principal. No differences noted.

c. Compared additions on line 2, net loss from principal transactions in securities in trading accounts of $24,434 to "SIPC 6 & SIPC 7 2013 WKPRS" provided by the VP, Financial and Operations Principal. No differences noted.

d. Compared deductions on line 6, 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptance or commercial paper that mature nine months or less from issuance date of $1,275 to "SIPC Query 2013" report provided by the VP, Financial and Operations Principal. No differences noted.

e. Compared deductions on line 9(ii), 40% of margin interest earned on customers securities accounts of $95,719 to "SIPC 6 & SIPC 7 2013 WKPRS" provided by the VP, Financial and Operations Principal. No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of deductions on page 2, item 2c, line 1, revenues from the distribution of shares of a registered open end investment company or unit investment trust of $3,430,802 by summing the following December 31, 2013 account balances from the "SIPC 6 & SIPC 7 2013 WKPRS" provided by the VP, Financial and Operations Principal:

Account Number	Description
5330150	Trailer Fee 12B1 Brokerage
5330152	Trailer Fee 12B1 Advisory
5330158	Out Pershing Revenue Trailers
5330250	Mutual Funds Concessions Earned

No differences noted.

b. Recalculated the mathematical accuracy of additions on page 2, item 2b, line 2, net loss from principal transactions in securities in trading accounts, of $24,434 by summing the following December 31, 2013 account balances from the "SIPC 6 & SIPC 7 2013 WKPRS" provided by the VP, Financial and Operations Principal:

Account Number	Description
5300477	Trading Revenue CIS Trader
5300501	Valuation G/L ProprietayTrns

No differences noted.

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c. Recalculated the deductions on page 2, item 2c, line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $363,675 by summing the following December 31, 2013 account balances from the "SIPC 6 & SIPC 7 2013 WKPRS" provided by the VP, Financial and Operations Principal:

Account Number	**Description**
6302010	Broker Clearing Cost 5VAFI

No differences noted.

d. Recalculated the deductions on page 2, item 2c, line 6, 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date, of $1,275 per the "SIPC Query 2013 Worksheet" provided by the VP, Financial and Operations Principal. No differences noted.

e. Recalculated the deductions on page 2, item 2c, line 9(ii), 40% of margin interest earned on customers securities accounts, of $95,719 by multiplying the December 31, 2013 balance of account # 5330160-Margin Participation in the amount of $239,298 from the "SIPC 6 & SIPC 7 2013 WKPRS" provided by the VP, Financial and Operations Principal and multiplying by 40%. No differences noted.

f. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $11,153,918 and $27,885 ,respectively of the Form SIPC-7. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Mercantil Commercebank Investment Services, Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Miami, Florida
February 26, 2014